Exhibit 99.1

Babylon again delivers significant growth to reach over 440,000 managed lives globally, after signing new US value-based care agreements

-   Babylon January 2022 revenue grows significantly to over $80m

-   Babylon also increases full year 2022 revenue guidance to between $900m and $1 billion

-   88,000 new full value based care members added organically through the signing of new agreements

Palo Alto, CA – Babylon (NYSE: BBLN) today announced that it expects its revenues in January 2022 to be over $80 million monthly, driven by the securing of US value-based care agreements which will deliver an estimated 88,000 organic new members, bringing global managed lives to over 440,000.

As a result, the company is increasing full-year 2022 revenue guidance to be $900 million to $1 billion. This is an increase of up to 40% on previous revenue guidance of $710 million and represents approximately a tripling of the revenue expected for the 2021 fiscal year.

“Once again, Babylon continues to build strong momentum as support in our approach to re-engineer every touch point in the healthcare continuum increases amongst partners and members alike,” said Ali Parsa, Founder & CEO of Babylon. “While our continued growth may seem extraordinary in the healthcare universe, it is not unlike the levels of the many well-known disruptive digital innovators such as Amazon, Netflix, Tesla, or Airbnb, who also experienced similar growth in their “take-off” years.

“As happened in those sectors, it is clear we are witnessing the dawn of a structural digital overhaul in healthcare. We believe that with each new member we serve, we are demonstrating that we not only have the ambition, determination and single-minded focus, but also the track record to benefit from this transformation and in return, deliver an excellent value proposition for our patients and partners.”

The Company also confirmed that revenue for the year ended December 31, 2021 is expected to meet its previously stated target of $321 million. This financial result is preliminary, unaudited and subject to change in connection with the completion of the Company’s financial closing process and the preparation of its audited financial statements for 2021.

*Slide taken from presentation at JP Morgan Conference 2022*

About Babylon

Babylon is one of the world’s fastest growing digital healthcare companies whose mission is to make high-quality healthcare accessible and affordable for every person on Earth.

Babylon is re-engineering how people engage with their care at every step of the healthcare continuum. By flipping the model from reactive sick care to proactive healthcare through the devices people already own, it offers 24 million people globally ongoing, always-on care. Babylon has already shown that in environments as diverse as the developed UK or developing Rwanda, urban New York or rural Missouri, for people of all ages, it is possible to achieve its mission by leveraging its highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare.

Founded in 2013, Babylon’s technology and clinical services is supporting a global patient network across 15 countries, with 15 languages available. And through a combination of its value-based care model, Babylon 360, and its work in primary care through NHS GP at Hand, Babylon will manage over 350k lives globally by 2022. In the first half of 2021 alone, Babylon helped a patient every 5 seconds, with approximately 1.7 million AI interactions and 1.3 million consultations. Importantly, this was achieved with more than a 95% user retention rate and 5 star rating from circa 90% of our users.

Babylon is already working with governments, health providers, employers and insurers across the globe in order to provide them with a new infrastructure that any partner can use to deliver high-quality healthcare with lower costs and better outcomes. For more information, please visit www.babylonhealth.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our ability to recognize the anticipated benefits of the DayToDay and other acquisitions, which may be affected by, among other things, our ability to integrate operations, resources and systems, maintain relationships with customers and suppliers and retain management and key employees; our future financial and operating results; the growth of our business and organization; our failure to compete successfully; our dependence on our relationships with physician-owned entities to hold contracts and provide healthcare services; our ability to maintain and expand a network of qualified providers; our ability to attract new customers and expand member enrollment with existing clinical services and Babylon 360 customers; our ability to retain existing customers and existing customers’ willingness to license additional applications and services from us; a significant portion of our revenue comes from a limited number of customers; a portion of our revenue is subject to the achievement of performance metrics and healthcare cost savings and may not be representative of revenue for future periods; the significant risks associated with estimating the amount of revenue that we recognize under our value-based care agreements with health plans; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; and the other risks and uncertainties identified in Babylon’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2021, as amended by any filings on Form F-1/A, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release.

The publicly reported revenue and our calculation of compound annual growth rates of selected companies for specified periods has been presented in the attached presentation slide solely for illustrative purposes. The comparability of such selected companies to Babylon generally and with respect to revenue and compound annual growth rates may be limited due to numerous factors, including without limitation, differing industries, company businesses, competition, corporate transactional activities and general economic conditions applicable during the specified periods.